October 4, 2005

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Clarification Regarding Disclosures in Form 10-K and Forms 8-K—File No. 000-27501

Dear Ms. Collins:

This is in response to your letter to me dated September 13, 2005 requesting additional information regarding disclosures made by The TriZetto Group, Inc. (“TriZetto”) in its Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Commission on February 14, 2005 and its Current Reports on Forms 8-K filed with the Commission on January 14, 2005, February 11, 2005, April 26, 2005 and July 26, 2005. We appreciate the additional time to respond to your letter. The following are responses to your requests, which are keyed by numbered paragraphs to correspond to the number of your request. For ease of reference, each response is preceded by a reproduction of the corresponding request.

1.	We note in your disclosure that you generate revenue from set-up fees related to your hosted arrangements and that revenue related to these set-up fees are recognized on a percentage-of-completion basis when you can reasonably estimate the cost of the set-up project. Tell us how you considered Question 1 of SAB Topic 13A.3.f in determining your revenue recognition policy related to these set-up fees. In this regard, help us understand why you believe recognizing revenue related to the set-up fee on a percentage-of-completion basis is proper versus deferring and recognizing such revenues systematically over the contract or customer relationship period. For example, is the up-front fee in exchange for products delivered or services performed that represents the culmination of a separate earnings process? Please advise.

Response:

As noted in our 2004 10-K, we recognize revenue from set-up services as they are performed using the percentage of completion basis when we can reasonably estimate the cost of the set-up project. We believe that this is the proper method of recognizing revenue from our set-up services and that performance of such services represents the culmination of a separate earnings process as described in Question 1 of SAB Topic 13A.3.f (“Question 1”).

We provide set-up services not only to our hosted customers, but also to our non-hosted customers who license and install our software at their data center. Set-up services include the design, installation and configuration of the equipment, software and network infrastructure necessary to host the software in a production environment. During this process, we build and configure the development, test, training and production environments, together with the batch and reporting infrastructure. Set-up of the

Ms. Kathleen Collins

October 4, 2005

infrastructure and environments for our software is complex and involves a considerable investment in labor, equipment, and software. Typically, our set-up services occur over several months. When we host for a new customer, a significant portion of the infrastructure (including servers and network infrastructure) used by that customer must be acquired and installed during the set-up phase. We do not merely load a customer’s information into a shared environment.

We believe that the performance of our set-up services represents the culmination of a separate earnings process and has value to our customers independent from our hosting services. Set-up services involve much more than just a turn-key approach to software installation at a data center. Set-up services involve sophisticated design and configuration techniques that allow the software to perform optimally and with cost efficiency for our customers, whether hosted or not. Although our customers may be able to perform some of these set-up services themselves or utilize other third parties to do so, we believe that we can provide these types of services better and more efficiently for many of our hosted and non-hosted customers. Our contracts for these services specify a number of deliverables that each customer negotiates to fit its individual business requirements. Also, we provide customized designs and other intellectual property during set-up that provide independent value to our customers, including our hosted customers who may decide later to implement the infrastructure at their own facilities.

As noted above, we believe that our set-up fees are not the same as the “up-front fees” described in the examples set forth in Question 1. These examples involve companies attempting to accelerate revenue recognition by creating a “revenue-generating arrangement” which has little or no independent value to the customer. In our case, set-up fees are recognized by us over the period that the services are performed. There is no front-loading of revenue before the services are performed. Unlike the “initiation” or “activation” charges described in the examples, our set-up services provide significant, independent value to our customers and are provided by us at a significant cost.

Further, we understand the SEC staff’s position regarding the web hosting example and realize that it is inappropriate to recognize all of the revenue at the beginning of a one-year hosting arrangement merely because most of the costs are incurred up-front. Our set-up fees, however, are not like this example. Our set-up revenue is recognized as the services are performed, not at the beginning of the arrangement. Further, as noted above, our set-up services are provided at a substantial cost and have value to our customers independent from our hosting services. We do not merely load information into a shared environment and set-up appropriate links and network connections.

Our total revenue from set-up services during 2004 was approximately $2.1 million, or 0.8% of revenues.

2.	Tell us how you recognize revenue related to the set-up fees when you cannot reasonably estimate the cost of the set-up project.

Ms. Kathleen Collins

October 4, 2005

Response:

We have not yet encountered a set-up project for which we could not reasonably estimate the costs of the set-up. However, if we could not reasonably estimate such costs on a project, we would defer the revenue recognition until completion of the set-up services.

3.	We note your disclosure on page 22 that you capitalize certain up-front costs in connection with the establishment of your hosting contracts and that these costs are amortized over the life of the contract as a reduction to revenue. Tell us how you considered charging this expense in proportion to the revenue recognized related to your set-up fees. Analogize to paragraph 4 of FASB Technical Bulletin 90-1 as noted in Question 3 of SAB Topic 13A.3.f. Additionally, tell us what accounting literature you relied on in recording such costs as a reduction of revenue.

Response:

As indicated in our 2004 10-K, we have agreed to make certain up-front payments in a very limited number of our outsourcing agreements in order to induce each of the customers to enter into the contract. Such payments have been made to only two of our current customers. We have mechanisms within these arrangements to recoup the payment of the up-front fees over the term of the contract.

The amount of these fees do not represent costs or expenses incurred by us to acquire, negotiate or perform the arrangements, such as marketing, advertising, general and administrative or other related costs, as discussed under FTB 90-1, paragraph 4. Rather, these fees represent a discount to the total fees payable by the customer under each of the arrangements. We would not have had any obligation to pay any portion of these up-front fees with respect to any contract in the event we did not enter into the agreement.

We account for these upfront fees as a ratable reduction of the revenue generated over the term of each arrangement. We have relied on EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), paragraph 9, which states that “cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.” There is no identifiable benefit that we receive from a customer that is separate from the service fees we receive under the arrangements.

To ensure that these arrangements are understood, we will clarify this disclosure in future filings.

4.	We note your statement on page F-8 that, “many of the Company’s outsourcing agreements require it to maintain a certain level of operating performance.” Tell us what you mean by this statement and how the level of your operating performance impacts revenue recognition.

Ms. Kathleen Collins

October 4, 2005

Response:

Similar to other vendors in the outsourcing industry, we have service level agreements (“SLAs”) in many of our hosted and outsourcing contracts. SLAs require us to meet, during a measurement period (typically each calendar month), a minimum level of performance with respect to various components of our services. For example, our hosting contracts often include performance metrics such as system availability, system response time and help-desk response time.

If we fail to meet an individual SLA during the measurement period, the customer may be entitled to a credit of a portion of the total service fees payable for such period. Under our service contracts, a customer is entitled to an SLA credit in the month following the period for which the SLA is measured. The SLA credit generally is capped at a relatively small percentage of the monthly service fees payable. Accordingly, only this amount is at risk for the failure of any individual SLA.

Generally, in the month following the measurement period of an SLA, the performance of each SLA is measured and any credit is calculated. We typically account for any SLA credits as a reduction to the revenue earned in the month following the measurement period. SLA credits are carefully monitored, and if we determine that the total SLA credits calculated for any measurement period are higher than expected, we will accrue additional amounts during the measurement period. Based on prior history, the financial statement impact of SLA credits in any given period has been insignificant given the low number of occurrences, the insignificant amounts, and the monthly rollover impact from prior and future periods. SLA credits for the year ended December 31, 2004 were approximately $348,000, or 0.13% of revenues. In 2004, the maximum variation between quarters was approximately $23,000.

5.	We note your use of non-GAAP measures (e.g., EBITDA and free cash flow) under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items including amortization of deferred stock compensation, loss on contracts and restructuring, impairment and other costs. Tell us the usefulness of these non-GAAP measures in assessing performance. In this regard, tell us whether you believe the nature of the recurring items is reasonably likely to recur within two years or whether there were similar charges within the prior two years. Also, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

Ms. Kathleen Collins

October 4, 2005

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response:

We use certain non-GAAP financial measures, including EBITDA (in each case, as defined in our earnings releases) and free cash flow, to provide both management and investors a more complete understanding of our underlying operating performance and profitability. These non-GAAP measures are indicators management uses to provide additional meaningful comparisons between current results and prior reported results, and as a basis for planning and forecasting for future periods. We also use EBITDA because it relates to a covenant contained in our loan agreements. If we fail to comply with this covenant, an event of default would occur and, subject to applicable notice and cure periods, the lender could declare all outstanding amounts under the loan due and payable. Additionally, we use EBITDA in our cash bonus program as a metric for evaluating management’s performance for compensation purposes.

In calculating EBITDA, we have consistently excluded recurring expenses related to interest, taxes, depreciation and amortization for intangible assets and deferred stock compensation. In addition, we have excluded certain other items which we consider to be non-recurring or non-operational.

One item excluded from EBITDA has been net loss on contracts, which we believe is non-recurring. As detailed in our public disclosures, during the fourth quarter of 2003, we decided to wind-down our outsourcing services to physician group customers and to discontinue our hosting and outsourcing services involving non-proprietary software products. We also negotiated a settlement regarding out-of-scope work for one of our fixed-fee implementation projects. As a result, during this period, we recorded a loss on contracts charge of $14.9 million reflecting our estimate of future losses associated with our physician group contracts and the fixed-fee arrangement.

During 2004 and 2005, we made adjustments to the loss on contracts charge, as the efforts to complete the fixed fee contract and to wind-down our physician group business became better known to us. This resulted in a net reduction of the loss on contracts charge, and an increase to net income of $1.4 million for 2004 and $2.9 million for the six-month period ended June 30, 2005, which amounts were eliminated from EBITDA. Other than the charges discussed above, we have not recorded any charges for loss on contracts during the last two years and do not expect to record any such charges during the next two years.

Ms. Kathleen Collins

October 4, 2005

During the last two years, we also excluded from EBITDA certain asset and facility restructuring charges related to the exit of certain lines of businesses and a cost containment action which we believe are either non-recurring or non-operational in nature. During the fourth quarter of 2003, we excluded from EBITDA a $4 million asset write-down associated with our decision to wind-down our physician group business and our outsourcing services involving non-proprietary software, as discussed above. We also excluded losses of approximately $870,000 related to the closure of three facilities in 2004 and approximately $1,074,000 for the closure of two additional facilities in 2005. All of these facilities closures were part of a single cost-containment plan that commenced in 2004. Other than these charges discussed above, we have not excluded from EBITDA any restructuring charges during the last two years and do not, at this time, plan to exclude any such charges during the next two years.

With respect to the disclosures set forth in Question 8, we are examining our current disclosures relating to our use of non-GAAP measures and will expand these disclosures in our October 2005 earnings release. Our revised disclosures will, among other things, refer to “adjusted EBITDA” to clarify that certain expenses in addition to interest, taxes, depreciation and amortization are being excluded and to include more expansive disclosures concerning our use of, and the limitations associated with, non-GAAP financial measures.

6.	We also note your statement, “free cash flow is a non-GAAP measure of profitability, which management believes provides additional information for investors to evaluate the Company’s performance.” Tell us whether management believes that “free cash flows” are a measure of performance or a measure of liquidity. As indicated in Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the term “free cash flow” typically refers to a measure of liquidity and accordingly should be reconciled to cash flows from operations rather than net income. As a result, tell us how you considered Question 13 in providing the necessary reconciliation and the reasons for its usefulness. Please advise.

Response:

We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and profitability associated with EBITDA. We believe that this financial measure is important to help us monitor and communicate to investors our efforts to contain our capital expenditures at appropriate levels.

We note that this measure does not have a uniform definition, and we therefore disclose this and other limitations in our earnings releases. We also include a clear definition of this non-GAAP measure and provide a schedule reconciling it to net income. Further, we disclose that free cash flow is not intended to be a measure of liquidity.

Notwithstanding these disclosures, we have reconsidered our use of free cash flow and, beginning at our next earnings release this month, will eliminate our use of this measure as currently defined.

Ms. Kathleen Collins

October 4, 2005

We acknowledge the following:

•	TriZetto is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the staff of the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TriZetto may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like any additional information, please do no hesitate to call me at (949) 719-2210.

Regards,

The TriZetto Group, Inc.

/s/ James C. Malone
James C. Malone
Chief Financial Officer